EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Second Quarter				First Six Months
(Dollars in millions)	2010		2009		2010		2009

Earnings before income taxes	$224		$106		$375		$108
Add:
Interest expense	27		22		53		43
Appropriate portion of rental expense (1)	3		3		6		7
Amortization of capitalized interest	3		1		4		4
Earnings as adjusted	$257		$132		$438		$162

Fixed charges:
Interest expense	$27		$22		$53		$43
Appropriate portion of rental expense (1)	3		3		6		7
Capitalized interest	--		3		2		14
Total fixed charges	$30		$28		$61		$64

Ratio of earnings to fixed charges	8.6	x	4.7	x	7.2	x	2.5	x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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